UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DYNACQ HEALTHCARE, INC.

(Name of Subject Company (Issuer))

Furlong Fund, LLC; Furlong Financial, LLC; Daniel Rudewicz

(Bidders)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

26779V105

(CUSIP Number of Class of Securities)

Daniel Rudewicz

Managing Member

Furlong Financial, LLC

5425 Wisconsin Avenue, Suite 600

Chevy Chase, MD 20815

(202) 999-8854

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$ 40,686.00	$ 5.24

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount is determined by multiplying 1,356,200 shares of Dynacq Healthcare, Inc. (“Dynacq”) common stock by $0.03 per share, which is the offer price.

**

The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

[X]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: 23.26	Filing Party: Furlong Fund, LLC; Furlong Financial, LLC; Daniel Rudewicz

	Form or Registration No.: Schedule TO-T (File No. 5-53721)	Date Filed: February 19, 2014

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment, Amendment No. 3, to Schedule TO ("Amendment") is filed by Furlong Fund, LLC; Furlong Financial, LLC; and Daniel Rudewicz (collectively the “Bidders”), and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 19, 2014 (together with any amendments and supplements thereto, the "Schedule TO") by the Bidders and relates to the offer by the Bidders to purchase 1,356,200 shares of common stock, par value $0.001 per share (the "Shares"), of Dynacq Healthcare, Inc., a Nevada corporation (“Dynacq” or the "Company"), at $0.03 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated February 28, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”) and the related Letter of Transmittal. This Amendment is being filed on behalf of the Bidders. All capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule TO.

The information set forth in the Offer to Purchase is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below.  This Amendment should be read together with the Schedule TO.

Items 1 through 9; Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

The Offer resulted in the tender by shareholders, and acceptance for payment by the Bidders, of a total of 80,184 Shares, representing approximately 0.56% of the Shares outstanding.  Upon completion of the Offer, the Bidders will hold an aggregate of approximately 151,386 Shares, or approximately 1.05% of the total outstanding Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2013

Furlong Fund, LLC

By:	/s/ Daniel Rudewicz
Daniel Rudewicz, Managing Member of Furlong Financial, LLC, Manager /General Partner

Furlong Financial, LLC

By:	/s/ Daniel Rudewicz
Daniel Rudewicz, Managing Member

Daniel Rudewicz

By:	/s/ Daniel Rudewicz